[Letterhead of Sutherland Asbill & Brennan LLP]

January 6, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       GSV Capital Corp.

Registration Statement on Form N-2 filed January 6, 2012

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on January 6, 2012 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File Nos. 333-175655 and 814-00852) (the “Prior Registration Statement”), initially filed with the Commission on July 19, 2011 and declared effective, as amended, on September 26, 2011, which Prior Registration Statement related to a follow-on public offering of the Company’s common stock, except for (i) disclosure relating to the Company’s currently proposed follow-on public offering of its common stock in place of disclosure in the Prior Registration Statement, (ii) revisions reflecting material developments relating to the Company since the completion of the Company’s previous follow-on offering of its common stock, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended September 30, 2011.

Dominic Minore, Esq.
January 6, 2012

* * *

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc: John J. Mahon